UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

F-STAR THERAPEUTICS, INC.
(Name of Subject Company)
SINO BIOPHARMACEUTICAL LIMITED,
INVOX PHARMA LIMITED
and
FENNEC ACQUISITION INCORPORATED
(Names of Filing Persons (Offerors))
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
30315R 107
(CUSIP Number of Class of Securities)
Tyron Hussey
invoX Pharma Limited
5 Merchant Square
London, United Kingdom, W2 1AY
+44 203 786 5144
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
With a copy to:
George Casey
George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

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Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Schedule TO”) is filed by (i) Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly-owned subsidiary of Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“SBP”), (ii) Parent and (iii) SBP. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.0001 per share, of F-star Therapeutics, Inc., a Delaware corporation (the “Company”), for $7.12 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended and supplemented from time to time, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 22, 2022 (as it may be amended, restated or supplemented from time to time, the “Merger Agreement”), among SBP, Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The subject company and issuer of the securities subject to the Offer is the Company. Its principal executive office is located at Eddeva B920 Babraham Research Campus, Cambridge, United Kingdom, CB22 3AT and its telephone number is +44-1223-497400.
(b)   This Schedule TO relates to the Company’s shares of common stock, par value $0.0001 per share. According to the Company, as of the close of business on June 22, 2022, there were 21,584,723 Shares issued and outstanding.
(c)   The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the section “Price Range of Shares; Dividends on the Shares” of the Offer to Purchase and is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a), (b), (c)   The information set forth in the sections “Introduction,” “Summary Term Sheet,” “Certain Information Concerning SBP, Parent and Purchaser” and in Schedules I, II and III of the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i) – (viii), (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix) – (xi) Not applicable.
(a)(2)(i) – (iv) and (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(2)(v) – (vi) Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)   The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning SBP, Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1), (c)(3 – 7)   The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company,” “The Merger Agreement; Other Agreements,” “Dividends and Distributions” and “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.
(c)(2)   None.
Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b), (d)   The information set forth in the sections “Summary Term Sheet” and “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a)   The information set forth in the section “Certain Information Concerning SBP, Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.
(b)   Not applicable.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth in the sections “Introduction” and “Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements of Certain Bidders.
(a), (b)   Not Applicable.
Item 11.   Additional Information.
(a)(1)   The information set forth in the sections “Certain Information Concerning SBP, Parent and Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.
(a)(2) and (a)(3)   The information set forth in the sections “Purpose of the Offer; Plans for the Company,” “The Merger Agreement; Other Agreements” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(a)(4)   The information set forth in the section “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.
(a)(5)   The information set forth in the sections “Purpose of the Offer; Plans for the Company,” “The Merger Agreement; Other Agreements” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.   Exhibits.
(a)(1)(a)	Offer to Purchase, dated July 7, 2022.*
(a)(1)(b)	Form of Letter of Transmittal.*
(a)(1)(c)	Form of Notice of Guaranteed Delivery.*
(a)(1)(d)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(e)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(f)	Summary Advertisement as published in The New York Times on July 7, 2022.*
(a)(1)(g)	Power of Attorney for SBP, dated as of June 22, 2022.*
(a)(5)(a)	Joint Press Release issued by Parent and the Company on June 23, 2022, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(a)(5)(b)	Announcement, published by SBP on the Hong Kong Stock Exchange on June 23, 2022, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(a)(5)(c)	Press Release Announcing Commencement of Tender Offer issued by Parent on July 7, 2022.*
(d)(1)	Agreement and Plan of Merger, dated June 22, 2022, among SBP, Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K/A filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(d)(2)	Form of Securities Purchase Agreement, by and among Purchaser, Parent, SBP and the Company.*
(d)(3)	Form of Tender and Support Agreement, dated June 22, 2022, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(d)(4)	Confidentiality and Non-Disclosure Agreement, dated as of December 17, 2021, by and between SBP and the Company.*
(d)(5)	Transition Services Agreement and Settlement Agreement, dated as of June 22, 2022, by and among F-Star Therapeutics Limited, Parent and Eliot Forster.*
(d)(6)	Amendment to Employment Agreement, dated as of June 22, 2022, by and among F-Star Therapeutics Limited, Parent and Neil Brewis.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 7, 2022
FENNEC ACQUISITION INCORPORATED
By:
/s/ Benjamin Toogood

Name:
Benjamin Toogood

Title:
Chief Executive Officer

INVOX PHARMA LIMITED
By:
/s/ Benjamin Toogood

Name:
Benjamin Toogood

Title:
Chief Executive Officer

SINO BIOPHARMACEUTICAL LIMITED
By:
/s/ Benjamin Toogood

Name:
Benjamin Toogood

Title:
Authorized Signatory

EXHIBIT INDEX
Item 12.   Exhibits.
(a)(1)(a)	Offer to Purchase, dated July 7, 2022.*
(a)(1)(b)	Form of Letter of Transmittal.*
(a)(1)(c)	Form of Notice of Guaranteed Delivery.*
(a)(1)(d)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(e)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(f)	Summary Advertisement as published in The New York Times on July 7, 2022.*
(a)(1)(g)	Power of Attorney for SBP, dated as of June 22, 2022.*
(a)(5)(a)	Joint Press Release issued by Parent and the Company on June 23, 2022, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(a)(5)(b)	Announcement, published by SBP on the Hong Kong Stock Exchange on June 23, 2022, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(a)(5)(c)	Press Release Announcing Commencement of Tender Offer issued by Parent on July 7, 2022.*
(d)(1)	Agreement and Plan of Merger, dated June 22, 2022, among SBP, Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K/A filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(d)(2)	Form of Securities Purchase Agreement, by and among Purchaser, Parent, SBP and the Company.*
(d)(3)
Form of Tender and Support Agreement, dated June 22, 2022, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).

(d)(4)	Confidentiality and Non-Disclosure Agreement, dated as of December 17, 2021, by and between SBP and the Company.*
(d)(5)	Transition Services Agreement and Settlement Agreement, dated as of June 22, 2022, by and among F-Star Therapeutics Limited, Parent and Eliot Forster.*
(d)(6)	Amendment to Employment Agreement, dated as of June 22, 2022, by and among F-Star Therapeutics Limited, Parent and Neil Brewis.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.